Exhibit 4.1

Diamond Hill Investment Group, Inc.
Description of Capital Stock

The common stock, without par value, of Diamond Hill Investment Group, Inc. (the "Company," "we," "us," or "our"), is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following summary describes the material features of our capital stock and does not purport to be complete. This summary is subject to, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended (“Articles”), and our Amended and Restated Code of Regulations (“Regulations”), as well as the applicable provisions of Chapters 1701, 1704 and 1707 of the Ohio Revised Code. For a complete description of the terms and provisions of our common stock, refer to our Articles and Regulations, both of which are filed as exhibits to our Annual Report on Form 10-K.
Our authorized capital stock consists of 7,000,000 common shares, no par value per share, and 1,000,000 preferred shares, no par value per share. We have no preferred shares issued or outstanding.
Common Shares
Voting Rights; Dividends; Other Rights
Holders of our common shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Our common shares do not have cumulative voting rights.
Our Board of Directors (“Board”) is not classified and each member is elected annually. Our Articles and Regulations provide that all candidates for election as director must receive more votes “for” their election than “against” in order to be elected. If the election is contested, the candidates receiving the most votes will be elected, up to the number of directors to be elected. An election will be considered contested if there are more nominees for election than director positions to be filled in that election.
Additionally, to the extent that Ohio law would otherwise impose a supermajority vote requirement on actions to be taken at meetings of our shareholders, our Articles require only a vote of a majority of our outstanding capital stock that is entitled to vote on such matters, to the extent Ohio law permits the required vote to be so altered.
Holders of our common shares are entitled to receive dividends ratably when, as, and if declared by our Board out of funds legally available for the payment of dividends. Holders of our common shares are entitled to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment. Holders of our common shares have no preemptive rights and have no subscription rights or rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to our common shares. Our outstanding common shares are fully paid and non-assessable.
We have the right, but not the obligation, to repurchase our common shares from our shareholders; however, we are not permitted to repurchase our common shares if, after the repurchase, we would be insolvent or our assets would be less than our liabilities plus our stated capital.
Preferred Shares
Our 1,000,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under our Articles, our Board has the authority, without any further shareholder vote or action, to issue the preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to our Articles adopted by our Board. The authority of our Board includes, but is not limited to, the determination or fixing of the following with respect to the preferred shares: the division of such shares into series and the designation and authorized number of shares of each series; the dividend or distribution rights, which may be cumulative or noncumulative; the dividend rate, amount or proportion; the dividend participation rights and preferences; the liquidation rights, preferences and price; the redemption rights and price; the sinking fund requirements; the voting rights; the pre-emptive rights; the conversion rights; the restrictions on issuance of shares; the rights of alteration of express terms; and such other rights, preferences and limitations as shall not be inconsistent with our Articles, Regulations or Ohio law.

Our Board may authorize the issuance of preferred shares with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares, decreasing the amount of earnings and assets available for distribution to holders of our common shares and creating restrictions upon the payment of dividends and other distributions to holders of our common shares. The issuance of preferred shares could also have the effect of delaying, deterring or preventing a change in control of the Company without further action by our shareholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is Continental Stock Transfer & Trust Company.
Listing
Our common shares are listed on the NASDAQ Global Market under the symbol “DHIL.”